ATCO
GROUP

Corporate Office

07026878

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: Jodene.dutnall@atco.com

September 05, 2007

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed September 04, 2007 for symbol ACO.X
- Corporation's Form 1, filed September 04, 2007 for symbol ACO.Y
- Corporation's Form 1, filed September 04, 2007 for symbol ACO.PR.A
- Corporation's Amendment Form filed September 04, 2007 for Symbol ACO.X
- Corporation's Amendment Form filed September 04, 2007 for Symbol ACO.Y
- Insider Report, filed September 05, 2007 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Jodene Dutnall
Corporate Secretarial Dept.

Encl.

ATCO 60 years 2007

dw 9/25

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	08/01/2007 - 08/31/2007

Summary

Issued & Outstanding Opening Balance :	51,211,196	As at :	08/01/2007
	Effect on Issued & Outstanding Securities		
Employee Stock Option Plan	10,000		
Other Issuances and Cancellations	-100,000		
Issued & Outstanding Closing Balance :	51,121,196		

Employee Stock Option Plan

Stock Options Outstanding Opening Balance: **1,297,800** As at : 08/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/31/2007	N		10,000		
Totals		0	10,000	0	0

Stock Options Outstanding Closing Balance: **1,287,800** As at : 08/31/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
08/31/2007	Issuer Bid	-100,000
Totals		-100,000

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	09/04/2007
Last Updated:	09/04/2007

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	08/01/2007 - 08/31/2007

Summary

Issued & Outstanding Opening Balance :	6,934,968	As at :	08/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,934,968		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	09/04/2007
Last Updated:	09/04/2007

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	08/01/2007 - 08/31/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	08/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	09/04/2007
Last Updated:	09/04/2007

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34745

AMENDMENT

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	07/01/2007 - 07/31/2007

Summary

Issued & Outstanding Opening Balance :	51,203,146	As at :	07/01/2007
	Effect on Issued & Outstanding Securities		
Employee Stock Option Plan	8,000		
Other Issuances and Cancellations	50		
Issued & Outstanding Closing Balance :	51,211,196		

Employee Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,305,800**	As at :	07/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
07/31/2007	N		8,000		
Totals		0	8,000	0	0

Stock Options Outstanding Closing Balance:	**1,297,800**	As at :	07/31/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
07/31/2007	Conversion (General)	50

Filer's comment

Transfer Agent advised the issuer of this July conversion on Sept. 4 2007

Totals		50

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	09/04/2007
Last Updated:	09/04/2007

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34745

AMENDMENT

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	07/01/2007 - 07/31/2007

Summary

Issued & Outstanding Opening Balance :	6,935,018	As at :	07/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-50		
Issued & Outstanding Closing Balance :	6,934,968		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
07/31/2007	Conversion (General)	-50

Filer's comment

Transfer Agent advised the issuer of this July conversion on Sept. 4, 2007

Totals		-50

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	09/04/2007
Last Updated:	09/04/2007

FILE NO. 82-34745

Insider transaction detail - View details for insider

2007-09-05 11:35 ET

Transactions sorted by : Insider
Insider company name : atco (Starts with)
Filing date range : September 5, 2007 - September 5, 2007

Insider name: ATCO Ltd.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: ATCO LTD.

Insider's Relationship to Issuer: 1 - Issuer

Security designation: Non-Voting Shares Class I

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1035660	2007-08-07	2007-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+25,000	58.3400	25,000						
1035662	2007-08-07	2007-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-25,000		0						
1035664	2007-08-17	2007-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+25,000	54.8200	25,000						
A 1035666	2007-08-17	2007-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-25,000		0						
O 1035666	2007-08-18	2007-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-25,000								
1035668	2007-08-24	2007-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+25,000	55.0000	25,000						
1035669	2007-08-24	2007-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-25,000		0						
1035670	2007-08-31	2007-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+25,000	55.6400	25,000						
1035675	2007-08-31	2007-09-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-25,000		0						

END